Exhibit 99.1

EMERA INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

June 5, 2020

SCRUTINEERS’ REPORT ON BALLOT

The undersigned Scrutineers report that the shareholders present in person or represented by proxy have voted as follow:

	Number of Votes				Percentage of Votes Cast
Resolutions	For	Against	Withheld	TOTAL	For	Against	Withheld
ELECTION OF DIRECTORS:
Scott C. Balfour	113,082,913		201,320	113,284,233	99.82%		0.18%
James V. Bertram	113,027,552		256,681	113,284,233	99.77%		0.23%
Sylvia D. Chrominska	113,016,951		267,282	113,284,233	99.76%		0.24%
Henry E. Demone	113,126,430		157,803	113,284,233	99.86%		0.14%
Kent M. Harvey	112,762,345		521,888	113,284,233	99.54%		0.46%
B. Lynn Loewen	113,120,775		163,458	113,284,233	99.86%		0.14%
John B. Ramil	112,988,651		295,582	113,284,233	99.74%		0.26%
Andrea S. Rosen	112,541,994		742,239	113,284,233	99.34%		0.66%
Richard P. Sergel	113,006,056		278,177	113,284,233	99.75%		0.25%
M. Jacqueline Sheppard	113,066,920		217,313	113,284,233	99.81%		0.19%
Jochen E. Tilk	113,009,750		274,483	113,284,233	99.76%		0.24%
APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS	108,535,785		5,467,650	114,003,435	95.20%		4.80%
DIRECTORS TO ESTABLISH AUDITORS’ FEE	112,808,858	475,375		113,284,233	99.58%	0.42%
ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	112,299,571	984,662		113,284,233	99.13%	0.87%
EMPLOYEE COMMON SHARE PURCHASE PLAN AMENDMENT	112,744,007	540,226		113,284,233	99.52%	0.48%

VOTES AVAILABLE	244,723,061
VOTES RECEIVED	114,003,435
% VOTES RECEIVED	46.58%

Dated this 5th day of June, 2020 AST Trust Company (Canada)

Cindy Harrett	Pat Lee
Scrutineer	Scrutineer